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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION /RECOMMENDATION STATEMENT
                            UNDER SECTION 14(d)(4) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                              DAVE & BUSTER'S, INC.

                            (Name of Subject Company)

                              DAVE & BUSTER'S, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    23833N104
                      (CUSIP Number of Class of Securities)

                                  JOHN S. DAVIS
                       VICE PRESIDENT AND GENERAL COUNSEL
                              DAVE & BUSTER'S, INC.
                                2481 MANANA DRIVE
                               DALLAS, TEXAS 75220
                                 (214) 357-9588
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer


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         This Amendment No. 2 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Dave & Buster's, Inc. on June 4, 2002, as amended by Amendment No. 1 thereto filed on June 6, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

         On June 13, 2002, the Company issued a press release responding to certain published criticism of the Offer, the Merger and the Merger Agreement. The press release, which is filed herewith as Exhibit (a)(6) hereto, is hereby incorporated by reference.

ITEM 8. OTHER INFORMATION

Item 8 is hereby amended by replacing the paragraph entitled "Certain Legal Matters" with the following:

         Certain Legal Matters. The Company has been served with a complaint filed purportedly on behalf of the Company's stockholders alleging breach of fiduciary duties by directors of the Company in connection with their approval of the transactions contemplated by the Merger Agreement. The purported class action, filed in state district court in Dallas County, Texas on May 31, 2002, purports to seek an injunction preventing consummation of the proposed transaction and unspecified damages. The Company has received three similar complaints filed in the state of Missouri on June 3, 2002, one filed in the circuit court of Greene County, Missouri and two in the circuit court of Cole County. The Company and each member of the Company's Board of Directors have been named as defendants in each of the complaints. Based upon a preliminary review of the complaints, the Company believes the allegations therein to be without merit.

ITEM 9. EXHIBITS.

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

(a)(6)      Press Release issued by Dave & Buster's, Inc. on June 13, 2002.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              DAVE & BUSTER'S, INC.


                           By: /s/ DAVID O. CORRIVEAU
                               ------------------------------
                               David O. Corriveau, President


                                  June 14, 2002


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                               INDEX TO EXHIBITS



EXHIBIT
NUMBER                                     DESCRIPTION
-------                                    -----------

(a)(6)              Press Release issued by Dave & Buster's, Inc. on June 13, 2002.